Securities and Exchange Commission
Office of Public Utility Regulation
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C.  20549-1004

May 23, 2001

Via EDGAR

Re: Conesville Coal Preparation Company
    (File No. 70-7018
    Columbus Southern Power Company
    CIK 0000022198)

Gentlemen:

As a supplement to our March 30, 2001 EEGAR filing of the fourth quarter 2000 report, Conesville Coal Preparation Company's 2000 Annual Report which includes a statement of significant accounting policies is filed herewith.

Very truly yours,


/s/G. C. Dean

G.C. Dean
American Electric Power
Service Corporation

                       CONESVILLE COAL PREPARATION COMPANY
                                      Page

                                    CONTENTS


Statements of Income and Statements of Retained Earnings                    1

Balance Sheets                                                              2

Statements of Cash Flows                                                    3

Notes to Financial Statements                                             4-9

                       CONESVILLE COAL PREPARATION COMPANY
                              STATEMENTS OF INCOME
                                   (UNAUDITED)


                                            Year Ended December 31,
                                        --------------------------------
                                         2000        1999         1998
                                         ----        ----         ----
                                                (in thousands)

OPERATING REVENUES -
 Services to Parent Company. . . . . .  $12,111    $10,455       $9,481

OPERATING EXPENSES (includes
 depreciation expense of $439,000 in
 2000, $270,000 in 1999 and $29,000
 in 1998 . . . . . . . . . . . . . . .   10,858     10,262        9,394
                                        -------    -------       ------

OPERATING INCOME . . . . . . . . . . .    1,253        193           87

NONOPERATING INCOME (LOSS) . . . . . .       23         (6)          41
                                        -------    -------       ------

INCOME BEFORE INTEREST CHARGES . . . .    1,276        187          128

INTEREST CHARGES . . . . . . . . . . .      220       -               6
                                        -------    -------       -------

INCOME BEFORE FEDERAL INCOME TAXES . .    1,056        187          122

FEDERAL INCOME TAXES ON OPERATIONS . .      986        117           52
                                        -------    -------       ------

NET INCOME . . . . . . . . . . . . . .  $    70    $    70       $   70
                                        =======    =======       ======



                         STATEMENTS OF RETAINED EARNINGS
                                   (UNAUDITED)


                                            Year Ended December 31,
                                        --------------------------------
                                         2000        1999         1998
                                         ----        ----         ----
                                                (in thousands)

RETAINED EARNINGS JANUARY 1. . . . . .  $  960       $890         $820

NET INCOME . . . . . . . . . . . . . .      70         70           70
                                        ------       ----         ----

RETAINED EARNINGS DECEMBER 31. . . . .  $1,030       $960         $890
                                        ======       ====         ====

See Notes to Financial Statements.

                       CONESVILLE COAL PREPARATION COMPANY
                                 BALANCE SHEETS
                                   (UNAUDITED)

                                                     December 31,
                                                 ---------------------
                                                  2000          1999
                                                  ----          ----
ASSETS                                                (in thousands)
------

PREPARATION PLANT IN SERVICE. . . . . . . . . . .  $2,284        $2,208
  Less: Accumulated Depreciation. . . . . . . . .   1,268           669
                                                   ------        ------
          NET PLANT IN SERVICE. . . . . . . . . .   1,016         1,539
                                                   ------        ------

OTHER PROPERTY AND INVESTMENTS. . . . . . . . . .     116           853
                                                   ------        ------

CURRENT ASSETS:
  Cash and Cash Equivalents . . . . . . . . . . .       7            11
  Accounts Receivable:
    General . . . . . . . . . . . . . . . . . . .      11            10
    Affiliated Companies. . . . . . . . . . . . .   2,022           723
  Materials and Supplies - at average cost. . . .     976           899
  Advances to Affiliates. . . . . . . . . . . . .   1,328          -
  Other . . . . . . . . . . . . . . . . . . . . .       6            13
                                                   ------        ------
          TOTAL CURRENT ASSETS. . . . . . . . . .   4,350         1,656
                                                   ------        ------

DEFERRED FEDERAL INCOME TAXES . . . . . . . . . .     961           713
                                                   ------        ------
REGULATORY ASSETS . . . . . . . . . . . . . . . .     324           323
                                                   ------        ------
DEFERRED CHARGES. . . . . . . . . . . . . . . . .      24            14
                                                   ------        ------
            TOTAL . . . . . . . . . . . . . . . .  $6,791        $5,098
                                                   ======        ======

CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $1,000:
    Authorized - 500 Shares
    Outstanding - 100 Shares. . . . . . . . . . .  $  100        $  100
  Paid-in Capital . . . . . . . . . . . . . . . .     400           400
  Retained Earnings . . . . . . . . . . . . . . .   1,030           960
                                                   ------        ------
        TOTAL SHAREHOLDER'S EQUITY. . . . . . . .   1,530         1,460
                                                   ------        ------

OTHER NONCURRENT LIABILITIES. . . . . . . . . . .   2,209         2,029
                                                   ------        ------

CURRENT LIABILITIES:
  Accounts Payable - General. . . . . . . . . . .     368           128
  Accounts Payable - Affiliated Companies . . . .     415           395
  Accrued Rentals . . . . . . . . . . . . . . . .     884          -
  Other . . . . . . . . . . . . . . . . . . . . .   1,145           613
                                                   ------        ------
        TOTAL CURRENT LIABILITIES . . . . . . . .   2,812         1,136
                                                   ------        ------

DEFERRED GAIN ON SALE OF PLANT. . . . . . . . . .     237           473
                                                   ------        ------

REGULATORY LIABILITIES. . . . . . . . . . . . . .       3          -
                                                   ------        ------

COMMITMENTS AND CONTINGENCIES (Note 2)

                 TOTAL . . . . .  . . . . . . . .  $6,791        $5,098
                                                   ======        ======

See Notes to Financial Statements.

                       CONESVILLE COAL PREPARATION COMPANY
                            STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)


                                            Year Ended December 31,
                                      ---------------------------------
                                         2000       1999        1998
                                         ----       ----        ----
                                               (in thousands)
OPERATING ACTIVITIES:
  Net Income . . . . . . . . . . . . .  $    70    $    70    $    70
  Adjustments for Noncash Items:
    Depreciation . . . . . . . . . . .      439        270         29
    Deferred Federal Income Taxes. . .     (107)        22         57
    Amortization of Deferred
     Gain on Sale of Plant . . . . . .     (237)      (237)      (237)
    Accrued Other Postretirement
     Benefits. . . . . . . . . . . . .      244        298        200
  Changes in Certain Current Assets
    and Liabilities:
    Accounts Receivable. . . . . . . .   (1,300)       196      1,923
    Materials and Supplies . . . . . .      (77)       (82)        (7)
    Accounts Payable . . . . . . . . .      260         22        114
  Payment of Disputed Tax and
   Interest Related to COLI. . . . . .      747        (42)      (705)
  Other (net). . . . . . . . . . . . .    1,421        549     (1,463)
                                        -------    -------    -------
        Net Cash Flows From
          Operating Activities . . . .    1,460      1,066        (19)
                                        -------    -------    -------

INVESTING ACTIVITIES -
 Construction Expenditures . . . . . .     (136)    (1,073)        (5)
                                        -------    -------    ------- -

FINANCING ACTIVITIES -
 Changes in Advances from
  Affiliates (net) . . . . . . . . . .   (1,328)      -          -
                                        -------    -------    -------

Net Decrease in Cash and
 Cash Equivalents. . . . . . . . . . .       (4)        (7)       (24)
Cash and Cash Equivalents January 1. .       11         18         42
                                        -------    -------    -------
Cash and Cash Equivalents December 31.  $     7    $    11    $    18
                                        =======    =======    =======


See Notes to Financial Statements.

                       CONESVILLE COAL PREPARATION COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)



1.      SIGNIFICANT ACCOUNTING POLICIES

Organization and Regulation

Conesville Coal Preparation Company (the Company or CCPC), is a wholly-owned subsidiary of Columbus Southern Power Company (CSPCo), which is a subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company. The Company provides coal washing services to CSPCo's Conesville generating plant. Coal washing prices are regulated by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935 (1935 Act). Prices billed in connection with coal washing services are sufficient to recover expenses and provide for a return on CSPCo's equity investment excluding retained earnings.

Basis of Accounting

As a cost-based rate-regulated entity, CCPC's financial statements reflect the actions of regulators that may result in the recognition of revenues and expenses in different time periods than enterprises that are not rate regulated. In accordance with Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," regulatory assets (deferred expenses) and regulatory liabilities (deferred income) are recorded to reflect the economic effects of regulation. Such deferrals are amortized commensurate with their inclusion in billings to CSPCo.

Use of Estimates

The preparation of these financial statements in conformity with generally accepted accounting principles requires in certain instances the use of management's estimates. Actual results could differ from those estimates.

Coal Washing Agreement

Pursuant to a coal washing agreement with CSPCo, the Company is obligated to provide coal washing services to CSPCo and entitled to receive payment for all costs incurred, even under circumstances when such services are not performed due to a natural disaster, labor unrest or any other forced or voluntary cessation of operations, either temporary or permanent.

Preparation Plant and Depreciation

Preparation plant assets are stated at original cost. Depreciation is provided on a straight-line basis over the estimated useful asset lives.

Costs of ordinary maintenance, repairs, renewals and minor replacements of property are expensed while major additions of property, replacements of property and betterments are capitalized. Preparation plant and the related accumulated provision for depreciation are relieved upon disposition of the related property with any gain or loss recorded as income or expense in the period of disposition. Such gains and losses are included in costs billed to CSPCo under the coal washing agreement.

Cash and Cash Equivalents

Cash and cash equivalents include temporary cash investments with original maturities of three months or less.

Money Pool

On June 15, 2000, the Company became a participant in the American Electric Power (AEP) System Money Pool (Money Pool). The Money Pool is a mechanism structured to meet the short-term cash requirements of the participants with AEP Co., Inc. acting as the primary borrower on behalf of the Money Pool. The Company's affiliates that are U.S. domestic electric utility operating companies and coal-mining companies are the primary participants in the Money Pool.

The operation of the Money Pool is designed to match on a daily basis the available cash and borrowing requirements of the participants. Participants with excess cash loan funds to the Money Pool reducing the amount of external funds AEP Co., Inc. needs to borrow to meet the short-term cash requirements of other participants with advances from the Money Pool. AEP Co., Inc. borrows the funds needed on a daily basis to meet the net cash requirements of the Money Pool participants. A weighted average daily interest rate which is calculated based on the outstanding short-term debt borrowings made by AEP Co., Inc. is applied to each Money Pool participant's daily outstanding investment or debt position to determine interest income or interest expense. Interest income is included in nonoperating income, and interest expense is included in interest charges. As a result of becoming a Money Pool participant, the Company retired its short-term debt. At December 31, 2000 the Company was a net investor in the Money Pool and reports its investment in the Money Pool as Advances to Affiliates on the Balance Sheet.

Inventories

Materials and supplies inventories are stated at cost, determined on a moving-average basis.

Income Taxes

The Company follows the liability method of accounting for income taxes as prescribed by SFAS 109, "Accounting for Income Taxes." Under the liability method, deferred income taxes are provided for all temporary differences between the book cost and tax basis of assets and liabilities which will result in a future tax consequence. Where the flow-through method of accounting for temporary differences is reflected in the Company's billings and CSPCo's fuel rates, deferred income taxes are recorded and related regulatory assets and liabilities are established in accordance with SFAS 71.

2.      COMMITMENTS AND CONTINGENCIES

Litigation

On February 20, 2001, the U.S. District Court for the Southern District of Ohio ruled against the Company in its suit against the United States over deductibility of interest claimed by the Company in its consolidated federal income tax return related to its corporate owned life insurance (COLI) program. The Company had filed suit to resolve the IRS's assertion that interest deductions for the Company's COLI program should not be allowed. In 1998 and 1999 the Company paid the disputed taxes and interest attributable to COLI interest deductions for taxable years 1991-98 to avoid the potential assessment by the IRS of additional interest on the contested tax. The payments were included in other property and investments pending the resolution of this matter. As a result of the U.S. District Court's decision to deny the COLI interest deductions, the Company expensed and recovered from CSPCo all of its costs under terms of the coal washing agreement. The Company plans to appeal the decision.

The Company is involved in a number of other legal proceedings and claims. While management is unable to predict the ultimate outcome of litigation, it is not expected that the resolution of these matters will have a material adverse effect on the results of operations, cash flows or financial condition.

The Company recovers all costs from CSPCo under the SEC approved coal washing agreement.

3.      OTHER RELATED-PARTY TRANSACTIONS

American Electric Power Service Corporation (AEPSC) provides certain managerial and professional services to AEP System companies including CCPC. The costs of the services are billed by AEPSC on a direct-charge basis to the extent practicable and on reasonable bases of proration for indirect costs. The charges for services are made at cost and include no compensation for the use of equity capital, which is furnished to AEPSC by AEP Co., Inc. Billings from AEPSC are capitalized or expensed depending on the nature of the services rendered. AEPSC and its billings are subject to the regulations of the SEC under the 1935 Act.

4.      BENEFIT PLANS

The Company participates in the United Mine Workers of America (UMWA) pension plan, a defined contribution plan which covers its UMWA employees. Contributions totaled $2,000 in 2000, $3,000 in 1999 and $23,000 in 1998. As of June 30, 2000,
the UMWA actuary estimates that the Company has no unfunded vested liabilities related to its share of the UMWA pension plans.

The Company participates in the AEP System qualified pension plan, a defined benefit plan which covers all employees, except participants in the UMWA pension plans. Net pension costs (credits) for the years ended December 31, 2000, 1999 and 1998 were $(30,000), $2,000 and $17,000, respectively.

A defined contribution employee savings plan offered to non-UMWA employees required that the Company make contributions to the plan totaling $22,000 in 2000, $20,000 in 1999 and $19,000 in 1998.

Postretirement medical benefits for the Company's UMWA employees who have retired or will retire after January 1, 1976 (post 1975 UMWA retirees) are the liability of the Company. The AEP System provides certain other benefits for retired employees under an AEP System plan. The annual accrued costs for these plans were $378,000 in 2000, $399,000 in 1999 and $278,000 in 1998.

The Energy Policy Act of 1992 (Energy Act) permits recovery of excess Black Lung Trust funds of the AEP System to pay certain postretirement medical benefits under one of the UMWA health plans. Reimbursement limitations apply to the System's excess funding. The Company has a fund surplus that it is able to transfer to other AEP System companies that are members of the fund and have a deficit. In June 1998 management decided to cease reimbursing retiree medical costs due to the reduced levels of available Black Lung surplus and proposed new rules that could liberalize the current claims process. In 1998 $18,000 of Black Lung surplus was utilized in accordance with the Energy Act to reimburse the Company for benefits paid. No Black Lung surpluses were used to reimburse the Company for retiree medical benefits paid in 2000 and 1999 and no reallocation from the Company's surplus Black Lung trust fund to other System member companies was made in 2000 and 1999. The Company's share of the Black Lung Trust funds surplus at December 31, 2000, 1999 and 1998 was $33,000, $54,000 and $33,000, respectively.

5.      FEDERAL INCOME TAXES

The details of federal income taxes are as follows:

                                                 Year Ended December 31,
                                                --------------------------
                                                 2000      1999     1998
                                                 ----      ----     ----
                                                     (in thousands)

        Current (net). . . . . . . . . . . . . . .$1,192     $ 95     $(5)
        Deferred (net) . . . . . . . . . . . . . .  (206)      22      57
                                                  ------     ----     ---
          Total Federal Income Taxes . . . . . . .$  986     $117     $52
                                                  ======     ====     ===

Federal income taxes as reported are different from pre-tax book income multiplied by the statutory tax rate predominantly due to non-taxable effects of corporate owned life insurance and the reversal of deferred taxes recorded in prior years at tax rates different than the current statutory tax rate.

The Company joins in the filing of a consolidated federal income tax return with its affiliated companies in the AEP System. The allocation of the AEP System's current consolidated federal income tax to the System companies is in accordance with SEC rules under the 1935 Act. These rules permit the allocation of the benefit of current tax losses to the System companies giving rise to them in determining their current tax expense. The tax loss of the System parent company, AEP Co., Inc., is allocated to its subsidiaries with taxable income. With the exception of the loss of the parent company, the method of allocation approximates a separate return result for each company in the consolidated group.

The Company has settled with the IRS all issues from the audits of the consolidated federal income tax returns for the years prior to 1991. Returns for the years 1991 through 1999 are presently being audited by the IRS. Management is not aware of any issues from open tax years that upon final resolution are expected to have a material adverse effect on results of operations.

The following tables show the elements of the net deferred tax asset and the significant temporary differences giving rise to such deferrals:

                                                           December 31,
                                                         2000        1999
                                                         ----        ----
                                                          (in thousands)
        Deferred Tax Assets. . . . . . . . . . . . . .   $1,030       $ 839
        Deferred Tax Liabilities . . . . . . . . . . .      (69)       (126)
                                                         ------       -----
          Net Deferred Tax Asset . . . . . . . . . . .   $  961       $ 713
                                                         ======       =====

        Deferred Book Gain - Sale/Leaseback of Plant .     $ 83        $166
        Amounts Due From Customers
         For Future Federal Income Taxes . . . . . . .      (16)        (31)
        Accrued Postretirement Expense . . . . . . . .      588         500
        Accrued Incentive Plans. . . . . . . . . . . .       91          46
        Property Related Temporary Differences . . . .       55         (14)
        All Other (net)  . . . . . . . . . . . . . . .      160          46
                                                           ----        ----

          Total Net Deferred Tax Asset . . . . . . . .     $961        $713
                                                           ====        ====

6.      SUPPLEMENTARY CASH FLOW INFORMATION

Interest paid in 2000 is $221,000. There were no interest charges paid in 1999. Interest paid in 1998 was $6,000. Cash paid for income taxes was $220,000 in 2000, $53,000 in 1999 and $70,000 in 1998. Noncash acquisitions under capital leases were $29,000 in 2000, $595,000 in 1999 and $79,000 in 1998.

7.      LEASES

Leases of property, plant and equipment are for periods of up to 15 years and require payments of related property taxes, maintenance and operating costs. The majority of the leases have purchase or renewal options and will be renewed or replaced by other leases as long as coal washing operations continue.

Lease rentals for both operating and capital leases are generally charged to operating expenses. The components of rental cost are as follows:

                                             Year Ended December 31,
                                          ----------------------------
                                             2000     1999      1998
                                             ----     ----      ----
                                                    (in thousands)

Operating Leases . . . . . . . . . . . .   $2,601   $4,335    $3,468
Amortization of Capital Leases . . . . .      228      118        71
Interest on Capital Leases . . . . . . .       37       20        11
                                           ------   ------    ------
    Total Rental Costs . . . . . . . . .   $2,866   $4,473    $3,550
                                           ======   ======    ======

Properties under capital leases and related obligations recorded on the balance sheet are as follows:
                                                             December 31,
                                                           ----------------
                                                            2000      1999
                                                            ----      ----
                                                            (in thousands)

        Property Under Capital Leases. . . . . . . . . . .  $736      $796
        Accumulated Provision for Amortization . . . . . .   361       200
                                                            ----      ----
           Net Property under Capital Leases . . . . . . .  $375      $596
                                                            ====      ====

        Capital Lease Obligation:
          Noncurrent Liability . . . . . . . . . . . . . .  $165      $367
          Liability Due Within One Year. . . . . . . . . .   210       229
                                                            ----      ----
           Total Capital Lease Obligations . . . . . . . .  $375      $596
                                                            ====      ====

Capital lease obligations are included in other noncurrent liabilities and other current liabilities on the balance sheets.

Properties under operating leases and related obligations are not included in the balance sheet.

The Company sold its preparation plant and began a 15-year leaseback in 1986. The gain on the sale/leaseback is being amortized (approximately $19,700 a month) over the life of the lease and is recorded as a reduction to operating expenses.

Future minimum lease rentals consisted of the following at December 31, 2000:
                                                                 Non-
                                                              Cancelable
                                                     Capital  Operating
                                                      Leases    Leases
                                                     -------  ----------
                                                       (in thousands)

2001. . . . . . . . . . . . . . . . . . . . . . . . .  $228     $3,468
2002. . . . . . . . . . . . . . . . . . . . . . . . .   141       -
2003. . . . . . . . . . . . . . . . . . . . . . . . .    24       -
2004. . . . . . . . . . . . . . . . . . . . . . . . .     6       -
2005. . . . . . . . . . . . . . . . . . . . . . . . .    -        -
                                                       ----     ------

Total Future Minimum Lease Rentals. . . . . . . . . .   399     $3,468
                                                                ======

Less Estimated Interest Element . . . . . . . . . . .    24
                                                       ----

Estimated Present Value of Future Minimum
 Lease Rentals. . . . . . . . . . . . . . . . . . . .  $375
                                                       ====